August 26, 2008

08004581

RECEIVED

2008 AUG 28 P 1:27

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 065/2008**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant III, IV and V

  Date: August 26, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
SEP 02 2008
THOMSON REUTERS

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

dw 8/29

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
August 26, 2008

SH 065/2008

August 26, 2008

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant III, IV & V

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors meeting No. 6/2008, held on August 14, 2008, has passed a resolution to approve the interim dividend payment for 11 April - 13 August 2008 at 1.15 baht per share, in the amount of approximately 3,681.3 million baht.

Following this resolution, the Company announced that it would pay the interim dividend for 11 April - 13 August 2008 in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to the Company's directors and employees (ESOP Grants III, IV & V) as stated in Clause 2.6 (v) of its ESOP prospectus. In order to protect the rights of the warrant holders, the following adjustments have been made to the ESOP grants:

ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (baht / share)	31.961	31.209
Exercise ratio (warrant : common share)	1 : 1.13918	1 : 1.16663
Number of shares to be allotted *	11,613,177	11,613,177
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (baht / share)	37.145	36.271
Exercise ratio (warrant : common share)	1 : 1.12425	1 : 1.15134
Number of shares to be allotted *	19,445,000	19,445,000
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (baht / share)	34.575	33.761
Exercise ratio (warrant : common share)	1 : 1.08982	1 : 1.11608
Number of shares to be allotted *	15,756,100	15,910,948
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 154,848 shares****	

* Calculated from the remaining unexercised warrants

** The Company is not allowed to allot additional shares for a new ESOP Grant 3 and 4, exercise ratio due to it has reserved sufficient shares for this. For ESOP Grant 5 the Company has to allot additional shares for ESOP Grant 5 amount 154,848 shares.

The new exercise price and exercise ratio shall be effective from 26 August 2008 or the first day of XD sign posting.

END